

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2026

Jamie Bligh
Chief Financial Officer
CDT Equity Inc.
4851 Tamiami Trail North, Suite 200
Naples, Florida 34103

Re: CDT Equity Inc.
Registration Statement on Form S-3
Filed January 30, 2026
File No. 333-293062

Dear Jamie Bligh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Todd Mason